UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Robert D. Ravnaas

President

Rivercrest Royalties Holdings, LLC

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

(817) 945-9700

Bryan H. Lawrence

Yorktown Energy Partners X, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Jeff M. Dobbs Mayer Brown LLP 700 Louisiana Street, Suite 3400 Houston, Texas 77002 (713) 238-3000	Ann Marie Cowdrey Thompson & Knight LLP One Arts Plaza 1722 Routh Street, Suite 1500 Dallas, Texas 75201-2533 (214) 969-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Rivercrest Royalties Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,191,974

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,191,974

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,191,974

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.3%(1)

(14)	Type of Reporting Person (See Instructions) OO

(1)                       Based on 16,332,708 common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), outstanding following the closing of the initial public offering of the Common Units of the Issuer on February 8, 2017 (the “Offering”), as set forth in the prospectus filed by the Issuer with the United States Securities and Exchange Commission pursuant to Rule 424(b) on February 6, 2017 (the “Prospectus”), and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer (the “Option”).

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown Energy Partners X, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,191,974

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,191,974

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,191,974(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.3%(2)

(14)	Type of Reporting Person (See Instructions) PN

(1)                       These securities are directly owned by Rivercrest Royalties Holdings, LLC, a Delaware limited liability company (“Holdings). Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown”), is a member of Holdings and currently owns a majority of the outstanding units in Holdings. Under the terms of Holdings’ governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings for so long as Yorktown owns a majority of the outstanding units in Holdings. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings. Yorktown X Company LP, a Delaware limited partnership (“Yorktown Company”), is the sole general partner of Yorktown. Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown Associates” and together with Yorktown and Yorktown Company, the “Yorktown Reporting Persons”), is the sole general partner of Yorktown Company. As a result, Yorktown Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Units owned by Holdings. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings except to the extent of its pecuniary interest therein.

(2)                       Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown X Company LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,191,974

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,191,974

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,191,974(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.3%(2)

(14)	Type of Reporting Person (See Instructions) PN

(1)                       These securities are directly owned by Holdings. Yorktown is a member of Holdings and currently owns a majority of the outstanding units in Holdings. Under the terms of Holdings’ governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings for so long as Yorktown owns a majority of the outstanding units in Holdings. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, Yorktown Company may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Units owned by Holdings. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings except to the extent of its pecuniary interest therein.

(2)                       Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown X Associates LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,191,974

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,191,974

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,191,974(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.3%(2)

(14)	Type of Reporting Person (See Instructions) OO

(1)                       These securities are directly owned by Holdings. Yorktown is a member of Holdings and currently owns a majority of the outstanding units in Holdings. Under the terms of Holdings’ governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings for so long as Yorktown owns a majority of the outstanding units in Holdings. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, Yorktown Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Units owned by Holdings. Each of the Yorktown Reporting Persons disclaims beneficial ownership of the securities owned by Holdings except to the extent of its pecuniary interest therein.

(2)                       Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

Preliminary Statement

This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”).

T. Scott Martin is a member of the Board of Managers of Holdings (as defined below) and a member of T. Scott Martin Oil & Gas, LLC (“TSM Oil & Gas”), which is a member of Holdings; he is also a member of the Board of Directors (the “Board”) of Kimbell Royalty GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”).  Robert D. Ravnaas (“R. Ravnaas”) is the President and a member of the Board of Managers of Holdings and a member of Westside Energy LLC (“Westside”), which is a member of Holdings; he is also the Chief Executive Officer and Chairman of the Board of the General Partner. Robert Davis Ravnaas (“D. Ravnaas”) is the Vice President of Holdings and a member of Westside, which is a member of Holdings; he is also the President and Chief Financial Officer of the General Partner.  None of Messrs. R. Ravnaas, D. Ravnaas or Martin has voting or investment power with respect to Holdings.  Each of Messrs. R. Ravnaas, D. Ravnaas and Martin disclaims beneficial ownership of any Common Units owned by Holdings except to the extent of his pecuniary interest therein. In their respective capacities as executive officers or directors of the General Partner, as applicable, Messrs. R. Ravnaas, D. Ravnaas and Martin may take an active role in strategy and business decisions involving the Issuer.

As a precautionary measure, the Reporting Persons (as defined below) have elected to file this Statement on Schedule 13D rather than Schedule 13G given Mr. Martin’s role as a member of the Board of the General Partner, Mr. R. Ravnaas’ role as Chief Executive Officer and Chairman of the Board of the General Partner, and Mr. D. Ravnaas’s role as President and Chief Financial Officer of the General Partner, and in case the actions of Messrs. R. Ravnaas, D. Ravnaas or Martin in their applicable capacities as executive officers or directors of the General Partner are attributed to Holdings or should Holdings, as a limited partner of the Issuer, be a participant in a transaction involving the Issuer. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Persons that the actions of Messrs. R. Ravnaas, D. Ravnaas or Martin are attributable to Holdings, and Holdings hereby disclaims any such actions by Messrs. R. Ravnaas, D. Ravnaas or Martin. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Persons or Messrs. R. Ravnaas, D. Ravnaas or Martin that such a statement is required to be filed pursuant to Section 240.13d-1(e), or otherwise, or that the Reporting Persons hold securities of the Issuer with a purpose or effect of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Persons that they do not continue to be eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c), as persons who, among other things, have not acquired such securities with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 1.         Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive office of the Issuer is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

Item 2.         Identity and Background

(a)                                 This Schedule 13D is jointly filed by and on behalf of each of Rivercrest Royalties Holdings, LLC, a Delaware limited liability company (“Holdings”), Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown”), Yorktown X Company LP, a Delaware limited partnership (“Yorktown Company”), and Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown Associates” and together with Yorktown and Yorktown Company, the “Yorktown Reporting Persons”), pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated by reference herein.  Holdings and each of the Yorktown Reporting Persons are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons” in this Schedule 13D. Certain information required by this Item 2 concerning the executive officers, directors, managers or other control persons of Holdings and of the Yorktown Reporting Persons (collectively, the “Covered Individuals”) is set forth on Exhibit 99.2 to this Schedule 13D, which is incorporated by reference herein.

(b)                                 The principal business address of Holdings is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.  The principal business address of the Yorktown Reporting Persons is 410 Park Avenue, 19th Floor, New York, New York 10022. The principal business address of each of the Covered Individuals is set forth on Exhibit 99.2 to this Schedule 13D, which is incorporated by reference herein.

(c)                                  The principal business of Holdings is to invest in mineral and royalty interests in oil and natural gas properties.  The principal business of Yorktown is to invest in equity securities of energy companies. The principal business of Yorktown Company is to manage Yorktown. The principal business of Yorktown Associates is to manage Yorktown Company.  The present principal occupation of each of the Covered Individuals, and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Exhibit 99.2 to this Schedule 13D, which is incorporated by reference herein.

(d)                                 During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The place of organization of each Reporting Person is Delaware. All of the Covered Individuals are citizens of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

The Issuer was formed on October 30, 2015 as a Delaware limited partnership to own and acquire mineral and royalty interests in oil and natural gas properties throughout the United States.

At the closing of the Issuer’s initial public offering on February 8, 2017 (the “Offering”) and pursuant to the Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Royalty Holdings, LLC, Kimbell Intermediate Holdings, LLC and the other parties named therein attached hereto as Exhibit 99.3 (the “Contribution Agreement”), in exchange for the contribution of certain assets to the Issuer, the Issuer issued to Holdings, in addition to cash, 1,191,974 Common Units representing an aggregate 7.3% limited partner interest in the Issuer as of such time, based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the prospectus filed by the Issuer with the United States Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) on February 6, 2017 (the “Prospectus”), and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer.  The initial public offering price for Common Units in connection with the Offering was $18.00 per Common Unit.

Item 4.         Purpose of Transaction

Holdings acquired the Common Units reported herein solely for investment purposes. Yorktown is a member of Holdings and currently owns a majority of the outstanding units in Holdings. Under the terms of Holdings’ governing agreements, Yorktown has the ability to elect or remove members of the Board of Managers of Holdings for so long as Yorktown owns a majority of the outstanding units in Holdings. Yorktown, therefore, could appoint a majority of the members of the Board of Managers of Holdings. Yorktown Company is the sole general partner of Yorktown, and Yorktown Associates is the sole general partner of Yorktown Company. Each of the Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on, as applicable, such Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

Mr. Martin, a member of the Board of Managers of Holdings and a member of TSM Oil & Gas, which is a member of Holdings, is a member of the Board of the General Partner.  Mr. R. Ravnaas, the President and a member of the Board of Managers of Holdings and a member of Westside, which is a member of Holdings, is the Chief Executive Officer and Chairman of the Board of the General Partner. Mr. D. Ravnaas, the Vice President of Holdings and a member of Westside, which is a member of Holdings, is the President and Chief Financial Officer of the General Partner.  In their applicable capacities as executive officers or directors of the General Partner, Messrs. R. Ravnaas, D. Ravnaas and Martin may from time to time consider, discuss with senior management and participate in Board deliberations about plans or proposals which relate to or would result in the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The actions of Messrs. R. Ravnaas, D. Ravnaas and Martin in their applicable capacities as executive officers or directors of the General Partner may be attributable to Holdings. In such case, Holdings may be deemed from time to time to consider plans or proposals relating to, or may be a participant, as a limited partner of the Issuer, in the following matters.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D:

(a)                                Pursuant to the Underwriting Agreement and the Lock-Up Agreements (each as defined below), as described in Item 6, each of Mr. R. Ravnaas, Mr. D. Ravnaas, Mr. Martin and the Sponsor (as defined below) that is 100% owned by Mr. R. Ravnaas is restricted from selling any of his or its Common Units for a period of 180 days after February 2, 2017.  Pursuant to the Contribution Agreement, as described in Item 6, Holdings is restricted from selling any of its Common Units for a period of 180 days after February 2, 2017. The information contained in Item 6 is incorporated herein by reference.

The General Partner may grant unit options, unit appreciation rights, restricted units, unit awards, phantom units and distribution equivalent rights (the “awards”) to employees, officers, consultants and directors of the General Partner (which includes Mr. R. Ravnaas, Mr. D. Ravnaas and Mr. Martin), Kimbell Operating Company, LLC, a wholly owned subsidiary of the General Partner (“Kimbell Operating”), and their respective affiliates, who perform services for the Issuer, pursuant to the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (the “LTIP”). Common Units to be delivered pursuant to awards under the LTIP may be Common Units acquired by the General Partner in the open market, from any other person, directly from the Issuer, or any combination of the foregoing. References to, and descriptions of, the LTIP as set forth in this Item 4 are qualified in their entirety by reference to the LTIP attached hereto as Exhibit 99.4, which is incorporated in its entirety in this Item 4.

In connection with the closing of the Offering, Kimbell Operating entered into a service agreement with Steward Royalties, LLC (“Steward Royalties”), of which Mr. R. Ravnaas is the sole member. Pursuant to such agreement, Steward Royalties will assist in sourcing, evaluating (including providing pricing guidance, reservoir engineering analysis, and geological work), and negotiating acquisition opportunities, and provide ongoing petroleum engineering services. Steward Royalties will receive a monthly services fee in connection with such agreement. Subject to the approval of the Board, the monthly services fee shall be adjusted (i) annually, (ii) in the event of any sale of serviced properties or (iii) in the event of the provision of any additional management services (including with respect to acquisitions of new properties). As a result of such service agreement, Mr. R. Ravnaas, as the sole member of Steward Royalties, is a considered a consultant under the LTIP and therefore may receive awards under the LTIP.

(b)                                None.

(c)                                 None.

(d)                                The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and is ultimately controlled by affiliates of the Issuer’s founders (such affiliates of the Issuer’s founders, the “Sponsors”). Mr. R. Ravnaas is one of the Issuer’s founders and owns 100% of a Sponsor that owns a 33.3% membership interest in Kimbell GP Holdings, LLC, the sole member of the General Partner (“GP Holdings”). Mr. R. Ravnaas is also an executive officer and manager of Holdings, which is a Reporting Person and a unitholder in the Issuer, and a director of the General Partner. Neither the General Partner nor its Board will be elected by the Issuer’s unitholders. As a result of controlling the General Partner, the Sponsors have the right to appoint all members of the Board of the General Partner, including independent directors. To the knowledge of the Reporting

Persons, Mr. R. Ravnaas, however, has no present intention of changing the Board or management of the General Partner.

(e)                                 Subject to the restrictions contained in the Partnership Agreement and the General Partner LLC Agreement (each as defined below), the Board of the General Partner, of which R. Ravnaas is a member and all of the members of which are appointed by the Sponsors, one of which is owned 100% by R. Ravnaas, may cause the Issuer to change its cash distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.  Mr. R. Ravnaas, however, has no present intention of changing the current cash distribution policy or capitalization of the Issuer.

(f)                                  None.

(g)                                 None.

(h)                                None.

(i)                                    None.

(j)                                   Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in paragraphs (a) through (i), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.         Interest in Securities of the Issuer

(a)                                 The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. See Exhibit 99.2 for the aggregate number and percentage of Common Units beneficially owned by the Covered Individuals. The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person. Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best of their knowledge, any of the Covered Individuals owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b)                                 The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference. See Exhibit 99.2 for information regarding the number of Common Units as to which the Covered Individuals have sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best of their knowledge, any of the Covered Individuals has sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, any Common Units.

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, any of the Covered Individuals has effected any transactions in the Common Units during the past 60 days.

(d)                                 Except as otherwise described herein, no person other than the Reporting Persons or the Covered Individuals has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units reported as beneficially owned by such persons on this Schedule 13D.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Joint Filing Agreement

Each of the Reporting Persons is party to a Joint Filing Agreement, dated as of February 17, 2017 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Schedule 13D and any and all amendments and supplements hereto with the SEC.

References to, and descriptions of, the Joint Filing Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated in its entirety in this Item 6.

First Amended and Restated Agreement of Limited Partnership of the Issuer

The General Partner, as the sole general partner of the Issuer, and Rivercrest Royalties, LLC, as the organizational limited partner of the Issuer, together with any other persons who become partners in the Issuer, including the Contributing Parties (as defined below), which includes Holdings, are party to the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (the “Partnership Agreement”). Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to voting and distributions of cash.

Cash Distributions

The Partnership Agreement requires the Issuer to distribute all of its cash on hand at the end of each quarter, less reserves established by the General Partner. The Issuer refers to this cash as “available cash.” The Issuer intends to distribute available cash to its unitholders, pro rata.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders.

Limited Voting Rights

The General Partner will manage and operate the Issuer. Unlike the holders of common stock in a corporation, the Issuer’s unitholders will have only limited voting rights on matters affecting the Issuer’s business. The Issuer’s unitholders will have no right to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed unless that removal is both (i) for cause and (ii) approved by a vote of the holders of not less than 66 2/3% of the outstanding units, including any units owned by the General Partner and its affiliates, voting together as a single class. Following the closing of the Offering, Holdings owns approximately 7.3% of the Issuer’s Common Units. Therefore, none of the Reporting Persons has the ability to prevent the involuntary removal of the General Partner. However, the Sponsors, one of whom is 100% owned by Mr. R. Ravnaas, indirectly own and control the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates (including the Sponsors and their respective affiliates) own more than 80% of the outstanding Common Units, the General Partner will have the right, but not the obligation, to purchase all of the remaining Common Units at a price not less than the then-current market price of the Common Units, as calculated in accordance with the Partnership Agreement.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement attached hereto as Exhibit 99.5, which is incorporated in its entirety in this Item 6.

First Amended and Restated Limited Liability Company Agreement of the General Partner

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (the “General Partner LLC Agreement”), GP Holdings has the right to elect the members of the Board of the General Partner. The Sponsor that is 100% owned by Mr. R. Ravnaas owns 33.33% of the membership interests in GP Holdings.

References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement attached hereto as Exhibit 99.6, which is incorporated in its entirety in this Item 6.

Lock-Up Agreements

Pursuant to the Contribution Agreement, Holdings agreed not to sell any of its Common Units for a period of 180 days after February 2, 2017. References to, and descriptions of, the Contribution Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Contribution Agreement attached hereto as Exhibit 99.3, which is incorporated in its entirety in this Item 6.

Pursuant to the Underwriting Agreement, dated as of February 2, 2017 (the “Underwriting Agreement”), by and among the Issuer, the General Partner, Kimbell Operating, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, GP Holdings, and Raymond James & Associates, Inc., RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives (the “Representatives”) of the several underwriters named in Schedule I thereto, and the lock-up agreements entered into in the form attached as Exhibit A thereto (the “Lock-Up Agreements”), subject to certain limited exceptions, the Issuer, the General Partner, the executive officers and directors of the General Partner and the Sponsors, as well as certain individuals who purchase Common Units in the Issuer’s directed unit program, have agreed with the underwriters for the Offering, for a period of 180 days after February 2, 2017, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer any Common Units or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Common Units without the prior written consent of the Representatives.

References to, and descriptions of, the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement attached hereto as Exhibit 99.7, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

Pursuant to the Contribution Agreement and the registration rights described in Exhibit K thereto (the “Registration Rights Agreement”), the entities and individuals that contributed certain mineral and royalty interests to the Issuer (the “Contributing Parties”), including Holdings, have specified demand and piggyback participation rights with respect to the registration and sale of Common Units held by them or their affiliates. At any time following the time when the Issuer is eligible to file a registration statement on Form S-3, each of the Sponsors (including the Sponsor that is 100% owned by Mr. R. Ravnaas) has the right to cause the Issuer to prepare and file a registration statement on Form S-3 with the SEC covering the offering and sale of Common Units held by its affiliates. The Issuer is not obligated to effect more than one such demand registration in any 12-month period or two such demand registrations in the aggregate. If the Issuer proposes to file a registration statement pursuant to a Sponsor’s demand registration discussed above, the Contributing Parties, including Holdings, may request to “piggyback” onto such registration statement in order to offer and sell Common Units held by them or their affiliates. The Issuer has agreed to pay all registration expenses in connection with such demand and piggyback registrations, excluding underwriters’ compensation, stock transfer taxes or counsel fees.

References to, and descriptions of, the Registration Rights Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Contribution Agreement attached hereto as Exhibit 99.3, which is incorporated in its entirety in this Item 6.

Item 7.                   Material to be Filed as Exhibits

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons (filed herewith).

99.2	Additional Information Regarding Reporting Persons and Covered Individuals (filed herewith).

99.3

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.6

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.7

Underwriting Agreement, dated as of February 2, 2017, by and among the Issuer, the General Partner, Kimbell Operating, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, GP Holdings, and the Representatives (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  February 21, 2017

RIVERCREST ROYALTIES HOLDINGS, LLC

By:	/s/ Robert D. Ravnaas
Robert D. Ravnaas, President

YORKTOWN ENERGY PARTNERS X, L.P.

By:	Yorktown X Company LP,
its general partner

	By:	Yorktown X Associates LLC,
its general partner

		By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN X COMPANY LP

By:	Yorktown X Associates LLC,
its general partner

	By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN X ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager